Exhibit 1
                                                                      ---------



VIA FACSIMILE & U.S. MAIL

August 8, 2002

Mr. A. James Dearlove
President & C.E.O.
Penn Virginia Corporation
One Radnor Corp Center, Suite 200
100 Matsonford Road
Radnor, PA  19087-4515

Dear Mr. Dearlove:

I am writing to inform you that we have recently acquired additional Penn Virginia (the "Company") shares bringing our holdings to 707,600 shares or 7.9 % of the outstanding shares.

As you know, we have had ongoing discussions with one or more parties that could be interested in acquiring the Company at a significant premium to its current level. We would like to meet with you to discuss the possibility of selling the Company to such a strategic buyer. We would be pleased to come to your offices accompanied by such a strategic buyer to discuss a potential friendly acquisition of the Company or other means to maximize shareholder value.

I believe that such an acquisition could be effected at a substantial premium to the market, negotiated on a friendly basis and is in the best interest of the Company's shareholders, employees and communities that it serves.

I look forward to speaking with you to arrange a time to meet to discuss this matter.



Sincerely,

/s/ Daniel S. Loeb

Daniel S. Loeb